medies@mail.com

+44 7967 396263

May 20, 2022

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jennie Beysolow, Esq. Donald Field, Esq Amy Geddes, CPA Joel Parker, CPA

Re:	MEDIES Registration Statement on Form S-1 Filed April 15, 2022 Amendment No. 1 to Registration Statement on Form S-1 Filed May 16, 2022 File No. 333-264308

Ladies and Gentlemen:

We are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated May 12, 2022, relating to the Company's Registration Statement on Form S-1, filed with the Commission on April 15, 2022 (the “Registration Statement”). Herewith, Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is being filed in response to the Commission's comments on the Registration Statement. The numbered paragraphs below correspond to the numbered comments in the Staff's letter, and the Staff’s comments are presented in bold italics.

Registration Statement on Form S-1

Cover Page

1.	Please revise the prospectus cover page to disclose the aggregate net proceeds that you will receive in this offering on a per-share basis and for the total amount of the offering. You may present the information in a table, term sheet format, or other clear presentation. Refer to Item 501(b)(3) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the cover page of the prospectus to disclose both the aggregate net proceeds that we will receive in this offering on a per-share basis and the total amount of the offering.

2.	Please revise the prospectus cover page to disclose that you intend to have your common stock listed for quotation on the Over-the-Counter Bulletin Board after the closing of the offering; that there is presently no public market for your common stock, and an active trading market for your securities may not develop or, if established, may not be sustained; and that you will require the assistance of a market-maker to apply for quotation and there is no guarantee that a market-maker will agree to assist you or that you will successfully develop a public market. Refer to Item 501(b)(4) of Regulation SK. Please also revise the prospectus throughout accordingly.

In response to the Staff’s comment, the Company has revised its disclosure in the third paragraph of the cover page in line with the comment. The Company reiterates a similar statement in the third paragraph of the Risks Related to Our Financial Condition section on page 6.

3.	Please highlight the cross-reference to the risk factors section on the prospectus cover page by prominent type. Refer to Item 501(b)(5) of Regulation S-K.

In response to the Staff’s comment, the cover page of the Prospectus Supplement has been revised to highlight the cross-reference to the risk factors in bold typeface.

Prospectus Summary, page 1

4.	Please revise to disclose that your website and platform is not fully developed or operational. Please also disclose that you have no customers or clients.

In response to the Staff’s comment, the Company has revised its disclosure on the cover page. The requested narrative is added in the last two sentences of the third paragraph of the Prospectus Summary section.

5.

Please revise to highlight the auditor's explanatory paragraph regarding your ability to continue as a going concern. Please also disclose your current cash on hand, large related party loan and total current liabilities.

In response to the Staff’s comment, language has been added to highlight the auditor’s explanatory paragraph regarding our ability as a going concern. This comprises the fourth paragraph of the Prospectus Summary, page 1. In the fifth paragraph of this section, we have also added a disclosure stating our current cash on hand, large related party loan and total current liabilities.

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Risk Factors

6.	Please revise to add a risk factor discussing your related-party loan with Mr. Tindall and any associated risks. In this regard, we note your disclosure on page 31 that the loan is due upon demand.

In response to the Staff’s comment, the Company has revised the Risk Factors section and added a corresponding risk factor within the last paragraph of the Risk Related to the Management of MEDIES subheading on page 7.

The management holds and controls the company's voting securities, page 7

7.	Please revise to quantify Mr. Tindall's voting power before and after the offering.

In response to the Staff’s comment, the Company has revised its disclosure accordingly in the second to last paragraph on the referenced page.

Use of Proceeds, page 11

8.	You state that as of February 28, 2022, your sole officer/director Mr. Tindall loaned the company the total of $40,311. Please clarify whether you intend to use a portion of the net proceeds to repay the loans; and, where applicable, please revise to discuss the material terms of the loan and file related agreements as exhibits to the registration statement. Refer to Item 601(b)(10) and Instruction 4 to Item 504 of Regulation S-K.

In response to the given comment, the Company has revised the second paragraph of the Use of Proceeds section to state that MEDIES has no plans to use a portion of the net proceeds to repay this loan. Furthermore, we have added language in the same paragraph on the material terms of the loan. We also added similar language on the material terms of the loan to paragraph four of the General Information About our Company section, page 1; paragraph one of Risk associated with MEDIES’ related-party loan with Mr. Tindall risk factor on page 7; paragraph three of Liquidity and Capital Resources subheading on page 23; and paragraph two of the Transaction with Related Persons, Promoters, and Certain Control Persons section on page 31. Lastly, we have filed the relevant agreement as an exhibit to the Registration Statement.

Plan of Distribution, page 13

9.	Please clarify your statement that “[t]here are no plans or arrangements to enter into any contracts or agreements to sell Luscid’s shares with a broker or dealer.” In this regard, we note the reference to "Luscid's" appears incorrect.

In response to the Staff’s comment, the Company has replaced the word Lucid’s with MEDIES’, as this was an error.

Status of Development Efforts of Our Products/Services, page 15

10.	Please clarify and briefly discuss how your Meta Movement NFT business fits with business model or your development efforts with the Meta Movement platform.

In response to the Staff’s comment, the Company has added paragraph five to the given section to clarify how MEDIES’s https://metamovementnft.com token fits the business.

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Trends in the Market demand and Competitive Conditions, page 15

11.	Please provide a brief summary of the market research conducted to support your statement that “90% of US citizens prefer watching videos over the internet to the TV.

In response to the Staff’s comment, the Company has deleted the statistic in question; even with the provision of the source of that statistic, the statement is bound to be contentious and not fully substantiated.

Market for Common Equity and Related Stockholder Matters, page 20

12.	We note that you intend to apply to have your common stock listed for quotation on the Over-the-Counter Bulletin Board. Please revise to identify the trading symbol for your securities on such market.

In response to the Staff’s comment, the Company has revised the disclosure to add that it intends to have its securities identified on the OTCBB under the trading symbol MEDE.

13.	Please revise to indicate, as applicable, that any over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. Refer to Item 201(a)(1)(ii) of Regulation S-K.

In response to the Staff’s comment, the Company has amended its disclosure in the first paragraph of the given section to factor in the discrepancy between the quoted price of a security on the over-the-counter market and the price an investor would pay for it.

Management's Discussion and Analysis and Plan of Operations

Liquidity and Capital Resources, page 22

14.	We note your disclosure that you have been utilizing and may utilize funds from Mr. Tindall. Please clarify whether you anticipate any additional internal financing and briefly describe the terms of this arrangement to include the applicable interest rate and any repayment terms.

In response to the Staff’s comment, the Company has revised its disclosure in the paragraph below the Liquidity and Capital Resource subheading. We anticipate additional internal financing in the near future or at a later period. We also added language disclosing that the loans would be under similar terms to the previous borrowing: unsecured, interest-free, and payable upon demand after February 10, 2024.

Plan of Operations, page 23

15.	In your tabular disclosure the third line in each scenario is labeled as income. This appears to be proceeds not income. Please advise or revise.

The Company informs the Staff that it has revised the tabular disclosure to correct these errors.

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Results of Operations, page 23

16.	Please disclose the "financial occurrences known to management that would not be indicative of the operating results in a near future" or, alternatively, revise to clarify the intended meaning of this phrase.

In response to the Staff’s comment, the Company has removed this disclosure, as it deems not useful to a potential investor in our securities.

Directors, Executive Officers, Promoters and Control Persons, page 26

17.	Please revise to provide the information required by Item 401(f) and (g) of Regulation SK. In this regard, we note your disclosure that Mr. Tindall is currently the sole officer, director and control person of the company.

In response to the Staff’s comment, the Company has revised the referenced section accordingly on page 26 to add the required disclosure under the Involvement in Certain Legal Proceedings.

Transactions with Related Persons, Promoters, and Certain Control Persons, page 31

18.	Describe your policies and procedures for the review, approval, or ratification of the related party transactions. Refer to Item 404(b) of Regulation S-K.

In response to the Staff’s comment, the Company has revised disclosure in paragraph three of the given section to describe features it finds appropriate for the Company to address for such transactions.

Financial Statement for the Year Ended February 28, 2022 Balance Sheet, page F-3

19.	Per page 19, your inventory appears to consist of equipment, devices, communication devices and software. Please tell us how you determined that these items should be classified as inventory.

In response to the Staff’s comment, the Company has revised the Financial Statement to record the items in question as fixed assets under non-current assets.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at +44 7967 396 263; or email medies@mail.com.

Sincerely,

MEDIES

/s/ Kenneth Tindall

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